Cybin to Participate in Water Tower Research Fireside Chat on May 29, 2025

TORONTO, CANADA – May 22, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will participate in a Water Tower Research Fireside Chat taking place on Thursday, May 29, 2025, at 11:00 a.m. ET.

The fireside chat will be hosted by Robert Sassoon, Senior Research Analyst at Water Tower Research. Covered topics will include:
•The evolution of interventional psychiatry clinics and the importance of Cybin’s partnership with Osmind.
•Progress of the CYB003 Phase 3 program and the impact of recently announced strategic clinical partnerships and the Thermo Fisher collaboration.
•Upcoming milestones and timelines.
•Thoughts on the noise of psychedelics coming out of the FDA.

To listen to the event, please click here to register for the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com